UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION


SECURITIES EXCHANGE ACT OF 1934
Release No. 58930/November 12, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13196

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| | |
|---|---|
| In the Matter of | : |
| | :    ORDER MAKING FINDINGS AND |
| WEBSERVICES INNOVATIONS, LTD., | :    REVOKING REGISTRATION OF |
| WESTAR FINANCIAL SERVICES, INC., | :    SECURITIES BY DEFAULT |
| WINSOR & ETON GOLF CONCEPTS, INC., | : |
| and WISKERS ACQUISITION CORP. | : |

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 15, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by September 17, 2008. On October 15, 2008, the Commission accepted an Offer of Settlement from Webservices Innovations, Ltd. See Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Webservices Innovations, Ltd., Exchange Act Release No. 58781.

       In an order issued on October 3, 2008, I put Respondents Westar Financial Services, Inc. (Westar Financial), Winsor & Eton Golf Concepts, Inc. (Winsor & Eton), and Wiskers Acquisition Corp. (Wiskers Acquisition) on notice that failure to answer the allegations in the OIP and to participate in the telephonic prehearing conference on October 10, 2008, would result in a finding of default and revocation of their registered securities. They failed to do either. Accordingly, I find as follows:

       Westar Financial, CIK No. 761682, is an inactive Washington corporation located in Tumwater, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] Westar Financial is delinquent in its filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001.

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[1] The Central Index Key is a Commission identification number for EDGAR filers.

Winsor & Eton, CIK No. 1130063, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Winsor & Eton is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on February 22, 2001, which went effective on April 23, 2001.

Wiskers Acquisition, CIK No. 1122151, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Wiskers Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $1,500 since its inception in 2000.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. By the actions described above, Westar Financial, Winsor & Eton, and Wiskers Acquisition have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

## Order

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Westar Financial Services, Inc., Winsor & Eton Golf Concepts, Inc., and Wiskers Acquisition Corp. is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge